SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

COMMISSION FILE No. 1-8887

TransCanada PipeLines Limited

(Translation of Registrant’s Name into English)

450 - 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐	No☒

I

The document listed below in this Section and filed as Exhibit 99.1 to this Form 6-K is hereby filed with the Securities and Exchange Commission for the purpose of being and hereby is incorporated by reference into Registration Statement on Form F-9 (Reg. No. 333-121265) under the Securities Act of 1933, as amended.

99.1                           Schedule of earnings coverage calculations at December 31, 2005.

The document listed below in this Section is hereby furnished, not filed, as Exhibit 99.2.

99.2                  Consent letter of KPMG LLP dated March 3, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA PIPELINES LIMITED

By:	/s/ Lee G. Hobbs
Lee G. Hobbs
Vice-President and Controller

By:	/s/ Rhondda E.S. Grant
Rhondda E.S. Grant
Vice-President, Communications
and Corporate Secretary

March 3, 2006

EXHIBIT INDEX

99.1                           Schedule of earnings coverage calculations at December 31, 2005.

99.2                           Consent letter of KPMG LLP dated March 3, 2006.